UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

RAM Holdings, Ltd.

(Name of Issuer)

COMMON SHARES

Par Value $0.10 Per Share

(Title of Class of Securities)

G7368R104

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7368R104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The PMI Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 6,453,395
6. Shared Voting Power 0
7. Sole Dispositive Power 6,453,395
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,453,395 shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.

Percent of Class Represented by Amount in Row (9)

23.7%. The beneficial ownership percentage set forth herein has been calculated based on 27,234,755 common shares of RAM Holdings, Ltd. outstanding at November 8, 2006, as reported on RAM Holdings, Ltd.’s Form 10-Q for the quarter ending September 30, 2006

12.	Type of Reporting Person (See Instructions) CO

Item 1.

(a)	Name of Issuer RAM Holdings, Ltd.

(b)	Address of Issuer’s Principal Executive Offices 46 Reid Street, Hamilton, Bermuda HM12
Item 2.

(a)	Name of Person Filing The PMI Group, Inc.

(b)	Address of Principal Business Office or, if none, Residence 3003 Oak Road Walnut Creek, CA 94597

(c)	Citizenship Delaware

(d)	Title of Class of Securities Common Shares

(e)	CUSIP Number G7368R104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See No. 9 above

(b) Percent of class: See No. 11 above

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See No. 5 above

(ii) Shared power to vote or to direct the vote See No. 6 above

(iii) Sole power to dispose or to direct the disposition of See No. 7 above

(iv) Shared power to dispose or to direct the disposition of See No. 8 above

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
Date

/s/ Andrew D. Cameron
Signature

By	Andrew D. Cameron/Senior Vice President and Deputy General Counsel
Name/Title

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